SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              WHISTLER FUND, L.L.C.
                                (Name of Issuer)

                              WHISTLER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Whistler Fund, L.L.C.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                                 (212) 667-4122

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                   May 2, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $30,000,000  (a)      Amount of Filing Fee: $2760(b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum purchase price for Interests.

(b)      Calculated at $92 per $1,000,000 of Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  ________________________
         Form or Registration No.:  ________________________
         Filing Party:  __________________________________
         Date Filed:  ___________________________________

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

                  As stated in the offering documents of Whistler Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interests") from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to redeem). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, New York time, on May 31, 2002 unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose on June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2003, which the Fund expects will be completed by the end of May, 2003 and that net asset value will be used to determine the final amount paid for tendered Interests.

                  Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated July 14, 1999 (the "LLC Agreement")) determined as of June 30, 2002 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation payable to the investment adviser or any incentive allocation that would be payable to the investment adviser if the Valuation Date of the Interest were a date on which an incentive allocation would otherwise be made.

                  If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member's brokerage account with CIBC World Markets Corp. ("CIBC WM") within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be paid within ten calendar days after the completion of the Fund's annual audit. The Note will be held in the Member's brokerage account with CIBC WM.

                  A Member who tenders for repurchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's brokerage account with CIBC WM within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Member will be required to maintain a capital account balance equal to the greater of:
(1) $150,000, net of any incentive allocation payable to the investment adviser that would be deducted from the Member's capital account if the Valuation Date of the Interest were a date on which an incentive allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

                  The Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from investment funds in which it has invested, or by borrowings, (which the Fund does not intend to do).

                  Following this summary is a formal notice of the Fund's offer to purchase the Interests. The Offer remains open to Members until 12:00 midnight, New York time, on May 31, 2002, the expected expiration date of the Offer. Until this time, Members have the right to change their minds and withdraw the tenders of their Interest. Members will also have the right to withdraw tenders of their Interests at any time after June 27, 2002, 40 business days from the commencement of the Offer, assuming their Interest has not yet been accepted for purchase by the Fund.

                  If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc. at P.O. Box 220, Claymont, Delaware 19703, attention Karl Garrett, or (ii) fax it to PFPC Inc. at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, New York time, on May 31, 2002. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON MAY 31, 2002). Of course, the value of the Interests will change between March 31, 2002 (the last time prior to the date of this filing as of which net asset value has been calculated), and June 30, 2002, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact PFPC Inc., at (888) 697-9661 or (866) 306-0232 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                  Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on May 31, 2002. Also realize that although the Offer expires on May 31, 2002, a Member who tenders its Interest will remain a Member in the Fund notwithstanding the Fund's acceptance of the Member's Interest for purchase through June 30, 2002, when the net asset value of the Member's Interest is calculated.

ITEM 2.  ISSUER INFORMATION.

                  (a) The name of the issuer is Whistler Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122.

                  (b) The title of the securities that are the subject of the offer to purchase (the "Offer to Purchase" or the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by Members to the Fund pursuant to the Offer.) As of the close of business on March 31, 2002, there was approximately $103,205,450 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $30 million of Interests that are tendered by and not withdrawn as described above in item 1, subject to any extension of the Offer.

                  (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of July 14, 1999 (the "LLC Agreement").



ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) The name of the filing person is Whistler Fund, L.L.C. (the "Fund"). The Fund's principal executive office is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122. The Investment Adviser of the Fund is CIBC Oppenheimer Advisers, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122. The Fund's Managers are Jesse H. Ausubel, Charles F. Barber, Paul Belica, and Howard M. Singer. Their address is c/o CIBC Oppenheimer Advisers, L.L.C., 622 Third Avenue, 8th Floor, New York, New York 10017.

ITEM 4.  TERMS OF THIS TENDER OFFER.

                  (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $30 million of Interests that are tendered by Members and not withdrawn as described in item 1. The initial expiration date of the offer is 12:00 midnight, New York time, on May 31, 2002 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                                    (ii)  The  purchase   price  of    Interests
tendered to the Fund for purchase will be their net asset value as of the close of business on June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (such time and date the "Valuation Date").

                                    Members  may  tender their entire  Interest,
a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the

Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

                                    If  a  Member  tenders its entire  Interest,
the Note will entitle the Member to receive an initial payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, less any incentive allocation payable to the Adviser (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2003, the fiscal year end of the Fund.

                                    A Member who tenders for  repurchase  only a
portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Member will be required to maintain a capital account balance equal to the greater of: (1) $150,000, net of the Incentive Allocation, if any, that would be debited against the Member's capital account if the date of repurchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation.

                                    The  Note,  pursuant  to  which Members will
receive payment for tendered Interests, will be deposited directly into the tendering Member's brokerage account with CIBC WM. Any cash payment due pursuant to the Note will be made by wire transfer directly to the tendering Member's brokerage account at CIBC WM and will be subject upon withdrawal from such account to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account.

                                    Although the Fund has retained the option to
pay all or a portion of the purchase price by distributing marketable securities, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                                    A copy of: (a) the Cover Letter to the Offer
to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

                                    (iii)  The scheduled  expiration date of the
Offer is 12:00 midnight, New York time, Friday, May 31, 2002.

                                    (iv)  Not applicable.

                                    (v)   The Fund  reserves  the  right, at any
time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                                    (vi)  A tender of Interests may be withdrawn
at any time before 12:00 midnight, New York time, Friday, May 31, 2002 and, if Interests have not then been accepted for purchase by the Fund, at any time after Thursday, June 27, 2002, 40 business days from the commencement of the Offer.

                                    (vii)   Members wishing to tender  Interests
pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                                    Any  Member tendering an Interest  pursuant
to the Offer may withdraw its tender as described above in item 4(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                                    (viii)  For  purposes of the Offer, the Fund
will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest.

                                    (ix)  If more than $30 million of  Interests
are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
(v) above.

                                    (x)  The  purchase of Interests  pursuant to
the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 1, 2002 and thereafter from time to time.

                                    (xi)   Not applicable.

                                    (xii)  The following discussion is a general
summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                                    In  general, a  Member from whom an Interest
is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member whose entire interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

                  (a) (2) Not applicable.

                  (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The Fund's Confidential Memorandum dated July 14, 1999, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members once each year, effective on the last business day in December. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2000 and December 31, 2001. Those were the only tender offers made by the Fund. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a) The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

                  (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of June 1, 2002 and on the first day of each month thereafter, but is under no obligation to do so.

                  (c) Neither the Fund nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A section
229.1006 (c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $30 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

                  (b) Neither the Fund nor the Board of Managers nor the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Based on March 31, 2002 estimated values, Canadian Imperial Holdings, Inc., an affiliate of the adviser, owns $5,634,459 approximately 5.46% of the outstanding Interests. Canadian Imperial Holdings, Inc. does not intend to tender any part of its Interest at this time. The Adviser is also entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

                  (b) Other than the acceptance of subscriptions for Interests as of April 1, 2001 and May 1, 2001, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  No  persons  have  been  employed,   retained  or  are  to  be
compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

                  (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the period as of October 1, 1999 (commencement of operations) through March 31, 2000 previously filed on EDGAR on Form N-30D on May 30, 2000;

         Audited financial statements for the year ended March 31, 2001 previously filed on EDGAR on Form N-30D on June 8, 2001; and

         Unaudited financial statements for the six month period ended September 30, 2001 enclosed with the Offer to Purchase.

                           (2) The  Fund is  not  required  to and does not file
quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                           (3) Not applicable.

                           (4) The Fund  does not have shares,  and consequently
does not have book value per share information.

                  (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

                  (a)      (1)      None.

                           (2)      None.

                           (3)      Not applicable.

                           (4)      Not applicable.

                           (5)      None.

                  (b)      None.

ITEM 12. EXHIBITS.

                  Reference is hereby made to the following exhibits which collectively constitute the Offer to members and is incorporated herein by reference:

                  A. Cover   Letter  to  Offer  to   Purchase   and  Letter  of
                     Transmittal.

                  B. Offer to Purchase (with financial statements enclosed).

                  C. Form of Letter of Transmittal.

                  D. Form of Notice of Withdrawal of Tender.

                  E. Forms of Letters to Members in  connection  with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     WHISTLER FUND, L.L.C.

                                        By:   Board of Managers

                                              By:      /s/ Howard M. Singer
                                                 ------------------------------
                                                       Name:  Howard M. Singer
                                                       Title:  Manager

May 1, 2002

                                  EXHIBIT INDEX

EXHIBIT

A        Cover Letter to Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase (with financial statements enclosed).

C        Form of Letter of Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters to be dated June 10, 2002 and July 30, 2002 from the Fund to Members in connection with acceptance of offers of tender.